UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

TSINGDA EEDU CORPORATION

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-52347	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

No. 0620, Yongleyingshiwenhuanan Rd., Yongledian Town, Tongzhou District, Beijing, PR China	101105
(Address of Principal Executive Offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

The Company determined that as of June 30, 2012, it qualifies as a foreign private issuer as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended because the majority of the executive officers and directors are not United States Citizens or residents and the business of the issuer is administered principally in China. As such, the Company will file the reports required as a foreign private issuer and not report its quarterly financial information on Form 10-Q.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

TSINGDA EEDU CORPORATION

Date: November 13, 2012	By:	/s/ Mr. Zhang Hui
Mr. Zhang Hui President and Chief Executive Officer